Filed by: Domtar Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Weyerhaeuser Company Commission File No.: 333-140411

On February 9, 2007, Weyerhaeuser Company issued the following press release:

For immediate release
For more information contact:	Media - Bruce Amundson (253) 924-3047
Analysts - Kathryn McAuley (253) 924-2058

Weyerhaeuser Reports Net Earnings of $395 Million for 2006,
Or $1.61 per Diluted Share, on Net Sales of $21.9 Billion

FEDERAL WAY, Wash. (Feb. 9, 2007) - Weyerhaeuser Company (NYSE: WY) today reported net earnings of $395 million for 2006, or $1.61 per diluted share, on net sales of $21.9 billion. This compares with net earnings of $733 million, or $2.98 per diluted share, on net sales of $22 billion for 2005.

For the fourth quarter 2006, Weyerhaeuser reported net earnings of $450 million, or $1.88 per diluted share, on net sales of $5.7 billion. Last year, Weyerhaeuser reported a fourth quarter net loss of $211 million, or 86 cents per diluted share, on net sales of $5.7 billion.

Fourth quarter 2006 earnings include 14 weeks of results compared to 13 weeks for the same quarter last year and contain the following after-tax items:

•	A gain of $227 million, or 95 cents per diluted share, for the refund of countervailing and anti-dumping duties on Canadian softwood lumber sold in the United States.
•	A gain of $43 million, or 18 cents per diluted share, from the sale of the company’s composite panels assets in Ireland.
•	Charges of $36 million, or 15 cents per diluted share, for asset impairments and costs associated with closure of facilities, primarily in Wood Products.
•	Charges of $13 million, or 5 cents per diluted share, for impairment of real estate assets.
The loss for fourth quarter 2005 included the following after-tax items:

•	Charges of $438 million, or $1.78 per diluted share, for facility closures primarily in the Fine Paper, Cellulose Fiber and Containerboard businesses
•	Charges of $32 million, or 13 cents per diluted share, for asset impairment charges, including a charge associated with a California land development.
•	A charge of $25 million, or 10 cents per diluted share, associated with the settlement of litigation.
•	A loss of $10 million, or 4 cents per diluted share, for early extinguishment of debt.
•	A gain of $34 million, or 13 cents per diluted share, on the sale of the company’s composite panels assets in France.
•	Income of $28 million, or 12 cents per diluted share, for the cumulative effect of a change to begin capitalizing Weyerhaeuser interest to assets of Weyerhaeuser Real Estate Company.

During fourth quarter 2006, Weyerhaeuser repurchased 5.5 million shares of common stock. As of the end of the fourth quarter, Weyerhaeuser has repurchased 11 million shares of the 18 million-share repurchase previously authorized by the company’s board of directors.

“This past year was a time of ongoing dynamic change as we took steps to further improve shareholder value,” said Steven R. Rogel, chairman, president and chief executive officer. “These efforts included our work to significantly restructure containerboard packaging and wood products, two of our major segments. To focus our portfolio, we entered into an agreement to combine our fine paper business and related assets with Domtar and began the complex process of implementing this landmark transaction. As part of our growth strategy, we expanded our real estate business and increased our timberlands position in South America. We continue to improve our efficiency by implementing significant changes in how we manage our supply chains and continuing to migrate to a single information technology platform. While we haven't finished our work on many of these efforts, and we may not see their full benefit for several quarters, our continued focus on these initiatives will benefit our shareholders despite challenging market conditions.”

DOMTAR TRANSACTION

On Feb. 2, Weyerhaeuser announced an offer to its shareholders for the exchange of some or all of their shares of Weyerhaeuser common stock or exchangeable shares of Weyerhaeuser Company Limited (TSE: WYL) for shares of Domtar Corp. common stock.

The exchange is expected to be tax-free to participating Weyerhaeuser shareholders for U.S. federal income tax purposes. The offer will expire at 12:00 midnight, New York City time, on March 2, unless extended or terminated.

As previously announced on Aug. 23, Weyerhaeuser and Domtar Inc. (TSE/NYSE: DTC) entered into a definitive agreement to combine Weyerhaeuser’s fine paper business and related assets with Domtar Inc. to form Domtar Corp., which will become North America’s largest producer of fine paper.

The Registration Statement on Form S-4 and S-1 filed by Weyerhaeuser with the Securities and Exchange Commission more fully describes the terms and conditions of the exchange offer.

SUMMARY OF FOURTH QUARTER FINANCIAL HIGHLIGHTS

Millions (except per share data)	4Q 2006 (14 weeks)	4Q 2005 (13 weeks)	Change

Net earnings (loss)	$450	($211)	$661
Earnings (loss) per diluted share	$1.88	($0.86)	$2.74
Net sales	$5,655	$5,717	($62)

SUMMARY OF ANNUAL FINANCIAL HIGHLIGHTS

Millions (except per share data)	2006 (53 weeks)	2005 (52 weeks)	Change

Net earnings	$395	$733	($338)
Earnings per diluted share	$1.61	$2.98	($1.37)
Net sales	$21,896	$22,046	($150)

SEGMENT RESULTS FOR FOURTH QUARTER
(Contributions to Pre-Tax Earnings)

Millions	4Q 2006 (14 weeks)	4Q 2005 (13 weeks)	Change

Timberlands	$167	$183	($16)
Wood Products	$110	$26	$84
Cellulose Fiber and White Papers	$120	($477)	$597
Containerboard, Packaging and Recycling	$71	($188)	$259
Real Estate and Related Assets	$293	$250	$43

TIMBERLANDS

	4Q 2006 (14 weeks)	3Q 2006 (13 weeks)	Change

Contribution to pre-tax earnings (millions)	$167	$178	($11)

Fourth quarter earnings decreased from the third quarter mainly due to lower domestic log prices, primarily in the West. Higher fee harvest volumes in the South partially offset the decline in log prices. Costs were slightly higher in the fourth quarter due to weather and curtailment of operations in the West to balance harvest with customer demand.

Weyerhaeuser expects the first quarter earnings to be slightly lower for the segment compared to the fourth quarter due to lower demand for lumber resulting in lower domestic log prices, and lower fee harvest volumes in the South.

WOOD PRODUCTS

	4Q 2006 (14 weeks)	3Q 2006 (13 weeks)	Change

Contribution to pre-tax earnings (millions)	$110	$11	$99

Excluding the third and fourth quarter items noted below, fourth quarter contribution to earnings decreased $140 million from the third quarter.

Fourth quarter included the following pre-tax items:

•	A refund of $344 million countervailing and anti-dumping duties resulting from the settlement of the Canadian Softwood Lumber dispute.
•	Costs of $48 million for facility closures and related asset impairments.

Third quarter items included the following:

•	A gain of $51 million on the sale of the company’s North American composites business.
•	Income of $23 million related to a reduction in the reserve for hardboard siding claims.
•	Charges of $17 million for the impairment of fixed assets associated with mill closures and curtailments.
The downturn in residential housing construction, combined with normal seasonal construction slowing in the fourth quarter, caused a significant reduction in demand and prices for wood products which led to lower earnings. Lumber sales realizations, on average, declined 8 percent from third quarter. Combined with lower sales volume, this decrease accounts for nearly half of the quarter-to-quarter decrease in operating earnings for the segment. On average, sales realizations for oriented strand board declined 17 percent from third quarter and average weekly shipment volumes declined 3 percent. This change in structural panels accounts for 25 percent of the quarter-to-quarter decrease in segment earnings. Shipment volumes for engineered products also declined. To adjust operations to match customer demands, Weyerhaeuser curtailed production at 70 percent of its wood products facilities during the quarter.

Weyerhaeuser anticipates some improvement in market conditions in the first quarter 2007, but still expects to experience significant losses in its wood products business. Weyerhaeuser will continue to balance production to demand which may result in further curtailments.

CELLULOSE FIBER AND WHITE PAPERS

	4Q 2006 (14 weeks)	3Q 2006 (13 weeks)	Change

Contribution to pre-tax earnings (millions)	$120	$115	$5

Fine paper sales volumes in the fourth quarter remained unchanged on a per-day basis from third quarter while average sales realizations declined $3 per scale weight ton. Pulp sales volume and prices improved during the fourth quarter.

Fourth quarter manufacturing costs increased slightly due to rising raw material costs and a seasonal increase in energy costs. Lower freight and chemical costs, combined with a favorable effect from a weakening Canadian dollar partially, partially offset the higher material and energy costs.

Weyerhaeuser expects that first quarter market conditions for this segment will remain favorable. The company anticipates that fine paper prices will remain relatively unchanged and demand will strengthen. Market conditions for pulp are expected to improve and lead to stronger prices. Weyerhaeuser expects the scheduled completion of the announced Domtar transaction the first week of March to affect first quarter earnings. Upon closing, this transaction will eliminate the earnings of the fine paper business and certain related cellulose fiber assets from this segment. Excluding the assets transferring to Domtar, this segment contributed earnings of approximately $44 million in the fourth quarter. Additionally, Weyerhaeuser expects manufacturing costs to increase due to scheduled annual maintenance outages at several facilities which will be accounted for on an actual expense incurred basis.

CONTAINERBOARD, PACKAGING AND RECYCLING

	4Q 2006 (14 weeks)	3Q 2006 (13 weeks)	Change

Contribution to pre-tax earnings (millions)	$71	$96	($25)

Fourth quarter earnings decreased from the third quarter primarily due to a higher spending at packaging facilities on maintenance and modernizations, and seasonally higher natural gas consumption at the containerboard mills.

Packaging prices decreased slightly due to mix and containerboard prices increased due to higher realizations on export shipments. Packaging shipments declined slightly on a workday basis while containerboard shipments increased 17 percent on a per day basis with strong growth occurring in export markets. During fourth quarter, Weyerhaeuser adjusted containerboard operating rates to match customer demand.

The company expects first quarter earnings to be slightly lower compared with fourth quarter. Price realizations for containerboard and packaging are expected to increase in the first quarter. Weyerhaeuser expects packaging shipments to decline on a workday basis due to the effect of California’s cold weather on produce markets. Prices for OCC and wood chips are increasing rapidly from fourth quarter levels. The company expects its cost reduction initiatives to partially offset lower packaging shipments and higher fiber related costs.

REAL ESTATE AND RELATED ASSETS

	4Q 2006 (14 weeks)	3Q 2006 (13 weeks)	Change

Contribution to pre-tax earnings (millions)	$293	$135	$158

Fourth quarter earnings include approximately $138 million from sales of land, lots and an apartment project. In addition, fourth quarter earnings benefited from seasonally increased single-family home closings and higher average sales prices compared to the prior quarter. Fourth quarter includes asset impairment charges of $19 million compared with $14 million in the third quarter.

New orders for single-family homes declined compared with the third quarter. The backlog of homes sold, but not closed, at the end of the fourth quarter is approximately three months’ sales compared with five months’ sales a year ago. Traffic declined 29 percent from the fourth quarter last year. The single-family cancellation rate was 36 percent, up from 22 percent at year-end 2005.

Weyerhaeuser expects first quarter real estate earnings to decline significantly from the fourth quarter. During the quarter, Weyerhaeuser anticipates seasonally lower single-family home closings. Discounting and sales concessions in the near term are expected to affect home prices and margins. There are no expected significant land sales transactions in the first quarter.

ABOUT WEYERHAEUSER

Weyerhaeuser Company, one of the world’s largest integrated forest products companies, was incorporated in 1900. In 2006, sales were $21.9 billion. It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser’s businesses, products and practices is available at http://www.weyerhaeuser.com.

###
EARNINGS CALL INFORMATION

The company will hold a live conference call at 7 a.m. Pacific (10 a.m. Eastern) on Feb. 9 to discuss fourth quarter results.

To access the conference call from within North America, dial 1-800-218-0530 at least 15 minutes prior to the call. Those calling from outside North America should dial
1-303-262-2050. Replays will be available for one week at 1-800-405-2236 (access code – 11080278#) from within North America and at 1-303-590-3000 (access code - 11080278#) from outside North America.

The call is being webcast through Weyerhaeuser’s Internet site at http://investor.weyerhaeuser.com by clicking on the “Q4 2006 Earnings Conference Call” link.

The webcast is available through the Thomson StreetEvents Network to both institutional and individual investors. Individual investors can listen to the call at http://www.fulldisclosure.com, Thomson’s individual investor portal, powered by StreetEvents. Institutional investors can access the call via Thomson’s password-protected site, StreetEvents (http://www.streetevents.com).

ADDITIONAL INFORMATION

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer announced previously. The offer is made solely by a Prospectus-Offer to Exchange and related letters of transmittal.

Investors and shareholders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the Securities and Exchange Commission, when they become available and before making any investment decisions. None of Weyerhaeuser, Weyerhaeuser Company Limited, Domtar Inc., Domtar Corporation or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You can obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed by Weyerhaeuser or Domtar Corporation with the Securities and Exchange Commission at www.sec.gov.

FORWARD LOOKING STATEMENT

This news release contains statements concerning the company’s future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” and “plans,” and the negative or other variations of those terms or comparable terminology or by discussions of strategy, plans or intentions. In particular, some of these forward-looking statements deal with expectations regarding the company’s markets in the first quarter 2007; expected earnings and performance of the company’s business segments during the first quarter 2007, demand and pricing for the company’s products in the first quarter 2007, lower domestic log prices in the first quarter 2007, lower to timber fee harvest volumes in the South during the first quarter 2007, timing of closing of transaction with Domtar; increases in manufacturing costs in the Cellulose Fiber and White Paper Business due to scheduled annual maintenance outages at certain facilities in first quarter 2007;decline of packaging shipments due to the effect of California’s weather on produce markets; increases in prices for OCC and wood chips, expectations for cost reduction initiatives, and related matters. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to:

•	The effect of general economic conditions, including the level of interest rates and housing starts;
•	Market demand for the company’s products, which may be tied to the relative strength of various U.S. business segments;
•	Energy prices;
•	Raw material prices;
•	Chemical prices;
•	Performance of the company’s manufacturing operations including unexpected maintenance requirements;
•	The successful execution of internal performance plans including cost reduction initiatives;
•	The level of competition from domestic and foreign producers;
•	The effect of forestry, land use, environmental and other governmental policies and regulations, and changes in accounting regulations;
•	The effect of weather;
•	The risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;
•	Transportation costs;
•	Legal proceedings;
•
The failure to obtain governmental approvals of the Domtar transaction on the proposed terms and schedule; the failure to obtain approval by shareholders and option holders of Domtar and a material adverse change in the business, assets, financial condition or results of operations of Domtar, or the portion of the Company’s Cellulose Fiber and White Papers Business to be combined with Domtar;

•	The effect of timing of retirements and changes in the market price of company stock on charges for stock-based compensation; and
•	Performance of pension fund investments and related derivatives.

The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Euro and the Canadian dollar, and restrictions on international trade or tariffs imposed on imports. These and other factors could cause or contribute to actual results differing materially from such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them occurs, what effect they will have on the company’s results of operations or financial condition. The company expressly declines any obligation to publicly revise any forward-looking statements that have been made to reflect the occurrence of events after the date of this news release.

WEYERHAEUSER COMPANY
STATISTICAL INFORMATION (unaudited)

CONSOLIDATED EARNINGS	Q1		Q2		Q3		Q4		Year-to-date
(in millions)	March 26,	March 27,	June 25,	June 26,	Sept. 24,	Sept. 25,	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net sales and revenues:
Weyerhaeuser (1)	$4,566	$4,577	$4,911	$5,017	$4,579	$4,836	$4,505	$4,701	$18,561	$19,131
Real Estate and Related Assets	690	655	746	648	749	596	1,150	1,016	3,335	2,915

Total net sales and revenues	5,256	5,232	5,657	5,665	5,328	5,432	5,655	5,717	21,896	22,046

Costs and expenses:
Weyerhaeuser:
Costs of products sold (2)	3,652	3,544	3,855	3,871	3,628	3,841	3,665	3,877	14,800	15,133
Depreciation, depletion and amortization	306	316	305	319	305	320	331	326	1,247	1,281
Selling expenses	109	115	126	117	123	116	134	107	492	455
General and administrative expenses	259	225	228	219	237	239	266	224	990	907
Research and development expenses (3)	16	14	15	12	23	18	15	17	69	61
Charges for restructuring (4)	—	5	18	4	4	2	—	10	22	21
Charges for closure of facilities (5)	1	5	17	3	43	29	51	656	112	693
Impairment of goodwill (6)	746	—	3	—	—	—	—	—	749	—
Refund of countervailing and anti-dumping duties	—	—	—	—	—	—	(344)	—	(344)	—
Other operating costs, net (2) (7) (8)	31	9	(23)	(39)	(34)	(33)	(12)	19	(38)	(44)

	5,120	4,233	4,544	4,506	4,329	4,532	4,106	5,236	18,099	18,507

Real Estate and Related Assets:
Costs and operating expenses (9)	482	426	553	441	539	401	764	678	2,338	1,946
Depreciation and amortization	3	3	4	4	10	4	8	5	25	16
Selling expenses	37	34	43	36	44	36	56	46	180	152
General and administrative expenses	30	24	35	25	30	28	29	28	124	105
Other operating costs, net	(3)	—	3	(2)	(2)	(2)	(1)	1	(3)	(3)
Impairment of long-lived assets	—	—	3	—	14	—	19	33	36	33

	549	487	641	504	635	467	875	791	2,700	2,249

Total costs and expenses	5,669	4,720	5,185	5,010	4,964	4,999	4,981	6,027	20,799	20,756

Operating income	(413)	512	472	655	364	433	674	(310)	1,097	1,290

Interest expense and other:
Weyerhaeuser:
Interest expense incurred (10)	(152)	(196)	(152)	(179)	(149)	(193)	(162)	(171)	(615)	(739)
Less: interest capitalized (2)	16	—	20	2	21	3	28	54	85	59
Interest income and other (11)	19	27	15	20	17	143	19	24	70	214
Equity in income (loss) of affiliates (12)	3	—	6	4	—	2	(2)	(12)	7	(6)
Real Estate and Related Assets:
Interest expense incurred	(14)	(14)	(14)	(14)	(12)	(13)	(15)	(14)	(55)	(55)
Less: interest capitalized	14	14	14	14	12	13	15	14	55	55
Interest income and other	10	5	3	(2)	7	4	10	5	30	12
Equity in income of unconsolidated entities (13)	21	10	15	13	14	14	8	20	58	57

Earnings (loss) from continuing operations before income taxes	(496)	358	379	513	274	406	575	(390)	732	887
Income tax (expense) benefit (14)	(87)	(125)	(82)	(225)	(89)	(119)	(177)	151	(435)	(318)

Earnings (loss) from continuing operations	(583)	233	297	288	185	287	398	(239)	297	569
Earnings (loss) from discontinued operations, net of taxes (15)	3	6	17	132	26	(2)	52	28	98	164

Net earnings (loss)	$(580)	$239	$314	$420	$211	$285	$450	$(211)	$395	$733

Basic net earnings (loss) per share:
Continuing operations	$(2.37)	$0.96	$1.20	$1.18	$0.75	$1.17	$1.67	$(0.98)	$1.21	$2.33
Discontinued operations	0.01	0.02	0.07	0.54	0.10	(0.01)	0.21	0.12	0.40	0.67

Net earnings (loss) per share	$(2.36)	$0.98	$1.27	$1.72	$0.85	$1.16	$1.88	$(0.86)	$1.61	$3.00

Diluted net earnings (loss) per share:
Continuing operations	$(2.37)	$0.96	$1.19	$1.17	$0.75	$1.17	$1.67	$(0.98)	$1.21	$2.32
Discontinued operations	0.01	0.02	0.07	0.54	0.10	(0.01)	0.21	0.12	0.40	0.66

Net earnings (loss) per share	$(2.36)	$0.98	$1.26	$1.71	$0.85	$1.16	$1.88	$(0.86)	$1.61	$2.98

Dividends paid per share	$0.50	$0.40	$0.50	$0.50	$0.60	$0.50	$0.60	$0.50	$2.20	$1.90

Weighted average shares outstanding (in thousands)
Basic	245,794	242,863	248,147	244,702	247,428	245,009	238,824	245,215	244,931	244,447
Diluted	245,794	244,185	249,194	245,881	247,900	246,190	239,525	246,198	245,707	245,559
PRELIMINARY RESULTS SUBJECT TO AUDIT

WEYERHAEUSER COMPANY
STATISTICAL INFORMATION (unaudited)
FOOTNOTES TO CONSOLIDATED EARNINGS
   (in millions)

										Year-to-date
		Q1 2006	Q1 2005	Q2 2006	Q2 2005	Q3 2006	Q3 2005	Q4 2006	Q4 2005	2006	2005
(1)	Includes countervailing and anti-dumping duties and related costs:	$11	$22	$10	$27	$7	$19	$—	$16	$28	$84
(2)	In the fourth quarter of 2005, Weyerhaeuser began capitalizing interest on qualifying assets of Weyerhaeuser Real Estate Company (WRECO). These amounts are included in Weyerhaeuser capitalized interest. Weyerhaeuser cost of products sold includes amounts recognized to expense previously capitalized interest in connection with the sale of WRECO assets. The year-to-date 2005 amounts were recorded in the fourth quarter of 2005. The net cumulative effect for years prior to 2005 was recorded in Weyerhaeuser other operating costs, net. Weyerhaeuser results include the following related to capitalized interest on WRECO assets:

									Year-to-date
	Q1 2006	Q1 2005	Q2 2006	Q2 2005	Q3 2006	Q3 2005	Q4 2006	Q4 2005	2006	2005
Cost of products sold:	$7	$—	$7	$—	$8	$—	$13	$32	$35	$32
Interest capitalized:	(14)	—	(15)	—	(17)	—	(22)	(50)	(68)	(50)
Other operating costs, net:	—	—	—	—	—	—	—	(25)	—	(25)

	$(7)	$—	$(8)	$—	$(9)	$—	$(9)	$(43)	$(33)	$(43)

(3)	The third quarter of 2006 includes a $9 million charge related to the acquisition of OrganicID, a research and development company.

(4)	The second quarter of 2006 includes an $18 million charge related to the restructuring of the Containerboard, Packaging and Recycling business model.

(5)	See detail of closure charges by segment on page 4.

(6)	The first and second quarters of 2006 include charges of $746 million and $3 million, respectively, for the impairment of goodwill associated with the fine paper business.

										Year-to-date
		Q1 2006	Q1 2005	Q2 2006	Q2 2005	Q3 2006	Q3 2005	Q4 2006	Q4 2005	2006	2005
(7)	Includes net foreign exchange gains (losses), primarily from fluctuations in Canadian and New Zealand exchange rates:	$(26)	$13	$21	$(13)	$17	$37	$16	$(21)	$28	$16
(8)	The third quarter of 2006 includes $23 million of income related to a reduction of the reserve for hardboard siding claims and charges of $7 million for the impairment of fixed assets related to production curtailments. The first quarter of 2005 includes a $12 million charge related to the settlement of a linerboard antitrust lawsuit. The second quarter of 2005 includes an $18 million charge related to alder litigation and $57 million of income related to the recognition of a deferred gain from previous timberlands sales. The fourth quarter of 2005 includes a $38 million charge related to the settlement of linerboard antitrust litigation.

(9)	The first quarter of 2006 includes income of $8 million related to a warranty insurance recovery.

(10)	The third and fourth quarters of 2005 include charges of $21 million and $15 million, respectively, related to the early extinguishment of debt.

(11)	The third quarter of 2005 includes a $115 million gain on the sale of an investment in a joint venture.

(12)	The third quarter of 2006 includes a $2 million charge and the fourth quarter of 2005 includes a $15 million charge related to the impairment of investments in equity affiliates.

(13)	The first quarter of 2006 includes recognition of $9 million of deferred income in connection with partnership restructurings.

(14)	The second quarter of 2006 includes a one-time tax benefit of $48 million related to a change in Texas state income tax law, a reduction in the Canadian federal income tax rate and a deferred tax adjustment related to the Medicare Part D subsidy. The second quarter of 2005 includes a charge of $44 million related to the repatriation of $1.1 billion of eligible Canadian earnings under the provisions of the American Jobs Creation Act of 2004. The third quarter of 2005 includes a one-time tax benefit of $14 million related to a change in the Ohio state income tax law.

(15)	Discontinued operations includes the net operating results of the company’s coastal British Columbia operations and its North American and European composites operations. The third quarter of 2006 includes a pretax gain of $51 million and related tax expense of $18 million associated with the sale of the North American composites operations and an $8 million charge to write off additional goodwill associated with the coastal British Columbia operations. The fourth quarter of 2006 includes a pretax gain of $45 million and related tax expense of $4 million associated with the sale of the Irish composites operations. The second quarter of 2005 includes a gain of $110 million, including a tax benefit of $46 million, related to the sale of the coastal British Columbia operations. The fourth quarter of 2005 includes a pretax gain of $57 million and related tax expense of $23 million associated with the sale of the French composites operations.
PRELIMINARY RESULTS SUBJECT TO AUDIT

WEYERHAEUSER COMPANY
STATISTICAL INFORMATION (unaudited)

	Q1		Q2		Q3		Q4		Year-to-date
	March 26,	March 27,	June 25,	June 26,	Sept. 24,	Sept. 25,	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
Net sales and revenues (in millions):	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Timberlands:
Logs	$201	$182	$198	$195	$200	$188	$182	$196	$781	$761
Other products	62	82	71	63	46	65	56	76	235	286

	263	264	269	258	246	253	238	272	1,016	1,047

Wood Products:
Softwood lumber	782	892	857	1,032	733	889	625	811	2,997	3,624
Plywood	135	183	147	196	134	184	113	172	529	735
Veneer	13	13	13	10	9	9	7	12	42	44
Composite panels	121	120	140	132	71	122	25	123	357	497
OSB	287	288	273	306	203	267	176	303	939	1,164
Hardwood lumber	99	94	105	102	96	95	98	99	398	390
Engineered I-Joists	169	150	202	202	162	186	137	166	670	704
Engineered Solid Section	204	179	231	228	190	226	169	200	794	833
Logs	7	27	5	24	5	6	6	5	23	62
Other products	256	270	327	340	302	325	268	290	1,153	1,225

	2,073	2,216	2,300	2,572	1,905	2,309	1,624	2,181	7,902	9,278

Cellulose Fiber and White Papers:
Pulp	394	376	402	355	404	381	457	370	1,657	1,482
Paper	613	599	601	611	604	604	652	603	2,470	2,417
Coated groundwood	40	42	44	47	42	45	45	46	171	180
Liquid packaging board	46	47	62	52	59	50	62	54	229	203
Other products	14	14	17	12	21	16	22	12	74	54

	1,107	1,078	1,126	1,077	1,130	1,096	1,238	1,085	4,601	4,336

Containerboard, Packaging and Recycling:
Containerboard	82	117	84	101	92	86	119	91	377	395
Packaging	911	898	1,002	969	997	929	1,021	914	3,931	3,710
Recycling	80	92	85	92	89	87	91	81	345	352
Bags	20	22	20	21	23	20	25	20	88	83
Other products	34	34	46	40	44	47	47	46	171	167

	1,127	1,163	1,237	1,223	1,245	1,169	1,303	1,152	4,912	4,707

Real Estate and Related Assets	690	655	746	648	749	596	1,150	1,016	3,335	2,915

Corporate and Other	116	149	117	151	123	146	128	154	484	600

Less: sales of discontinued operations	(120)	(293)	(138)	(264)	(70)	(137)	(26)	(143)	(354)	(837)

	$5,256	$5,232	$5,657	$5,665	$5,328	$5,432	$5,655	$5,717	$21,896	$22,046

	Q1		Q2		Q3		Q4		Year-to-date
Contribution (charge) to pre-tax earnings:	March 26,	March 27,	June 25,	June 26,	Sept. 24,	Sept. 25,	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
(in millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Timberlands (1) (2) (4)	$198	$200	$224	$210	$178	$191	$167	$183	$767	$784
Wood Products (1) (2) (5)	117	131	131	204	11	124	110	26	369	485
Cellulose Fiber and White Papers (1) (2) (6)	(763)	19	23	16	115	(2)	120	(477)	(505)	(444)
Containerboard, Packaging and Recycling (1) (2) (7)	22	48	74	99	96	36	71	(188)	263	(5)
Real Estate and Related Assets (2) (8)	172	183	123	156	135	145	293	250	723	734
Corporate and Other (1) (2) (3) (9)	(102)	(17)	(40)	99	(78)	101	(3)	(17)	(223)	166

	$(356)	$564	$535	$784	$457	$595	$758	$(223)	$1,394	$1,720

PRELIMINARY RESULTS SUBJECT TO AUDIT

WEYERHAEUSER COMPANY
STATISTICAL INFORMATION (unaudited)
FOOTNOTES TO CONTRIBUTION (CHARGE) TO PRE-TAX EARNINGS
(in millions)
(1) Closure charges by segment:
									Year-to-date
	Q1 2006	Q1 2005	Q2 2006	Q2 2005	Q3 2006	Q3 2005	Q4 2006	Q4 2005	2006	2005
Timberlands	$—	$3	$—	$—	$—	$—	$1	$3	$1	$6
Wood Products	—	1	1	1	10	6	48	91	59	99
Cellulose Fiber and White Papers	(1)	—	11	—	4	22	(2)	427	12	449
Containerboard, Packaging and Recycling	2	4	5	2	3	1	4	130	14	137
Corporate and Other	—	—	—	—	26	—	—	5	26	5

	$1	$8	$17	$3	$43	$29	$51	$656	$112	$696

The above closure charges for the third quarter of 2006 includes a $26 million charge in the Corporate and Other segment for the impairment of corporate assets related to the Prince Albert pulp and paper facility.
The first quarter and full year 2005 include $3 million of costs incurred within the company’s discontinued operations.

(2)  Share-based compensation charges (income) recognized by segment:

									Year-to-date
	Q1 2006	Q1 2005	Q2 2006	Q2 2005	Q3 2006	Q3 2005	Q4 2006	Q4 2005	2006	2005
Timberlands	$1	$—	$—	$—	$—	$—	$—	$—	$1	$—
Wood Products	2	—	—	—	—	—	1	—	3	—
Cellulose Fiber and White Papers	1	—	—	—	1	—	1	—	3	—
Containerboard, Packaging and Recycling	2	—	(1)	—	1	—	—	—	2	—
Real Estate and Related Assets	—	—	2	—	—	—	—	—	2	—
Corporate and Other	15	2	(5)	(6)	1	3	7	12	18	11

	$21	$2	$(4)	$(6)	$3	$3	$9	$12	$29	$11

(3)  Net foreign exchange gains (losses) included in Corporate and Other:

								Year-to-date
Q1 2006	Q1 2005	Q2 2006	Q2 2005	Q3 2006	Q3 2005	Q4 2006	Q4 2005	2006	2005
$(26)	$13	$20	$(12)	$17	$38	$14	$(20)	$25	$19

(4)	Additional Timberlands notes:
(a)	Hurricane related losses were $5 million in third quarter 2005 and $6 million in fourth quarter 2005.
(5)	Additional Wood Products notes:
(a)	Refer to footnote 1 to Consolidated Earnings on page 1 regarding countervailing duty and anti-dumping costs included in Wood Products.

(b)	The fourth quarter of 2006 includes $344 million of income from the refund of countervailing and anti-dumping duties.

(c)	The third quarter of 2006 includes $23 million of income related to a reduction of the reserves for hardboard siding claims.

The second quarter of 2005 includes an $18 million charge related to alder litigation. The third quarter of 2005 includes $9 million of income related to the reduction of reserves for alder litigation and an insurance settlement related to product liability claims.

(d)	The third quarter of 2006 includes a $51 million gain on the sale of the company’s North American composites operations.

(e)	The third quarter of 2006 includes charges of $7 million for the impairment of fixed assets related to production curtailments.

(f)	The second quarter of 2005 includes a $6 million gain related to a tenure reallocation agreement with the British Columbia government.
(6)	Additional Cellulose Fiber and White Papers notes:
(a)	The first and second quarters of 2006 include charges of $746 million and $3 million, respectively, for the impairment of goodwill associated with the fine paper business.
(7)	Additional Containerboard, Packaging and Recycling notes:
(a)	The second and third quarters of 2006 include charges of $18 million and $3 million, respectively, related to the restructuring of the Containerboard, Packaging and Recycling business model.

(b)	The first and fourth quarters of 2005 include charges of $12 million and $38 million, respectively, associated with the settlement of linerboard antitrust lawsuits.

(c)	The third quarter of 2005 had a charge of $1 million related to hurricane damage.
(8)	Additional Real Estate and Related Assets notes:
(a)	The first quarter of 2006 includes income of $8 million related to a warranty insurance recovery and income of $9 million related to recognition of deferred income in connection with partnership restructurings.

(b)	The first, second, third and fourth quarters of 2006 include net gains (losses) on land and lot sales of $33 million, ($1) million, $0, and $110 million, respectively, or $142 million year-to-date.

The fourth quarter of 2006 includes a $28 million gain on the sale of an apartment building.

The first, second, third and fourth quarters of 2005 include net gains (losses) on land and lot sales of $57 million, $21 million, ($1) and $2 million, respectively, or $79 million year-to-date.

(c)	The second, third, and fourth quarters of 2006 include charges for the impairment of assets of $3 million, $14 million, and $19 million, respectively, or $36 million year-to-date.

The fourth quarter of 2005 includes a $33 million charge for the impairment of unimproved land.
(9)	Additional Corporate and Other notes:
(a)	The fourth quarter of 2006 includes a $45 million pretax gain on the sale of the company’s Irish composites operations.

The second quarter of 2005 includes a $64 million pretax gain on the sale of the company’s operations in coastal British Columbia and $57 million of income related to the recognition of a deferred gain from previous timberlands sales. The third quarter of 2005 includes a $115 million gain on the sale of an investment in a joint venture. The fourth quarter of 2005 includes a $57 million gain on the sale of the company’s French composites operations.

(b)	The third quarter of 2006 includes an $8 million charge to write off additional goodwill associated with the coastal British Columbia operations.

(c)	The third quarter of 2006 includes a $2 million charge and the fourth quarter of 2005 includes a $15 million charge related to the impairments of investments in equity affiliates.

(d)	The third quarter of 2006 includes a $9 million charge related to the acquisition of OrganicID, a research and development company.
PRELIMINARY RESULTS SUBJECT TO AUDIT

WEYERHAEUSER COMPANY
STATISTICAL INFORMATION (unaudited)

	Q1		Q2		Q3		Q4		Year-to-date
	March 26,	March 27,	June 25,	June 26,	Sept. 24,	Sept. 25,	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
Third party sales volumes:	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Timberlands (thousands):
Logs — cunits	935	864	808	863	850	886	843	939	3,436	3,552

Wood Products (millions):
Softwood lumber — board feet	1,921	2,057	2,113	2,355	1,974	2,179	1,863	2,059	7,871	8,650
Plywood — square feet (3/8")	389	537	458	600	437	558	379	485	1,663	2,180
Veneer — square feet (3/8")	61	60	63	59	48	51	43	61	215	231
Composite panels — square feet (3/4")	302	299	324	317	139	308	37	305	802	1,229
Oriented strand board — square feet (3/8")	1,000	908	1,069	1,041	989	1,008	1,038	991	4,096	3,948
Hardwood lumber — board feet	103	102	110	114	100	105	99	106	412	427
Engineered I-Joists — lineal feet	114	108	137	138	110	125	95	113	456	484
Engineered Solid Section — cubic feet	9	9	11	10	9	10	7	9	36	38
Logs — cunits (in thousands)	55	187	46	177	26	41	42	46	169	451

Cellulose Fiber and White Papers (thousands):
Pulp — air-dry metric tons	651	629	647	587	625	653	698	633	2,621	2,502
Paper — tons	753	736	662	742	641	757	693	761	2,749	2,996
Coated groundwood — tons	52	58	59	62	59	56	64	56	234	232
Liquid packaging board — tons	56	60	71	65	72	64	76	69	275	258
Paper converting — tons	511	475	474	494	462	494	485	501	1,932	1,964

Containerboard, Packaging and Recycling (thousands):
Containerboard — tons	211	295	189	259	202	238	254	254	856	1,046
Packaging — MSF	18,342	17,354	19,168	18,600	18,425	18,560	18,932	19,117	74,867	73,631
Recycling — tons	733	692	719	695	678	665	745	676	2,875	2,728
Kraft bags and sacks — tons	20	23	20	22	22	22	27	22	89	89

Real Estate and Related Assets:
Single-family homes sold	1,472	1,378	1,325	1,525	906	1,608	838	1,174	4,541	5,685
Single-family homes closed	1,161	1,189	1,483	1,279	1,439	1,257	1,753	1,922	5,836	5,647
Single-family homes sold but not closed at end of period	3,105	2,561	2,947	2,807	2,414	3,158	1,499	2,410	1,499	2,410

	Q1		Q2		Q3		Q4		Year-to-date
	March 26,	March 27,	June 25,	June 26,	Sept. 24,	Sept. 25,	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
Total production volumes:	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Timberlands (thousands):
Fee Depletion — cunits	2,132	2,248	2,083	2,231	2,040	2,098	2,195	2,153	8,450	8,730

Wood Products (millions):
Softwood lumber — board feet	1,663	1,821	1,650	1,869	1,559	1,651	1,483	1,645	6,355	6,986
Plywood — square feet (3/8")	241	303	245	302	237	296	177	254	900	1,155
Veneer — square feet (3/8") (1)	455	517	455	529	494	486	335	447	1,739	1,979
Composite panels — square feet (3/4")	278	267	288	282	100	268	0	263	666	1,080
Oriented strand board — square feet (3/8")	1,073	1,007	1,062	1,019	1,009	1,017	1,022	1,035	4,166	4,078
Hardwood lumber — board feet	82	92	83	96	82	91	77	85	324	364
Engineered I-Joists — lineal feet	121	133	136	132	130	108	86	110	473	483
Engineered Solid Section — cubic feet	11	11	12	10	10	10	8	10	41	41

Cellulose Fiber and White Papers (thousands):
Pulp — air-dry metric tons	676	621	588	614	660	663	664	604	2,588	2,502
Paper — tons (2)	724	763	672	752	675	765	725	780	2,796	3,060
Coated groundwood — tons	56	55	56	59	59	60	59	60	230	234
Liquid packaging board — tons	61	60	75	64	73	69	73	71	282	264
Paper converting — tons	498	475	461	487	485	483	487	505	1,931	1,950

Containerboard, Packaging and Recycling (thousands):
Containerboard — tons (3)	1,575	1,503	1,533	1,581	1,544	1,597	1,608	1,587	6,260	6,268
Packaging — MSF	19,550	18,628	20,290	19,915	19,341	19,416	20,670	20,130	79,851	78,089
Recycling — tons (4)	1,716	1,624	1,684	1,673	1,641	1,716	1,788	1,730	6,829	6,743
Kraft bags and sacks — tons	19	23	20	22	18	21	25	22	82	88

(1)	Veneer production represents lathe production and includes volumes that are further processed into plywood and engineered lumber products by company mills.

(2)	Paper production includes unprocessed rolls and converted paper volumes.

(3)	Containerboard production represents machine production and includes volumes that are further processed into packaging and kraft bags and sacks by company facilities.

(4)	Recycling production includes volumes processed in Weyerhaeuser recycling facilities that are consumed by company facilities and brokered volumes.
PRELIMINARY RESULTS SUBJECT TO AUDIT

WEYERHAEUSER COMPANY
STATISTICAL INFORMATION
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(in millions)

	March 26,	June 25,	Sept 24,	Dec 31,	Dec 25,
	2006	2006	2006	2006	2005
Assets
Weyerhaeuser
Current assets:
Cash and short-term investments	$105	$113	$114	$223	$818
Receivables, less allowances	1,807	1,920	1,816	1,569	1,707
Inventories	2,036	1,899	1,983	1,929	1,885
Prepaid expenses	433	427	440	437	414
Assets of discontinued operations	53	51	36	—	52

Total current assets	4,434	4,410	4,389	4,158	4,876
Property and equipment	10,124	10,107	9,926	10,009	10,345
Construction in progress	640	607	640	407	527
Timber and timberlands at cost, less fee stumpage charged to disposals	3,702	3,696	3,665	3,682	3,705
Investments in and advances to equity affiliates	475	479	490	499	486
Goodwill	2,235	2,243	2,254	2,203	2,982
Deferred pension and other assets	1,284	1,303	1,265	1,400	1,314
Restricted assets held by special purpose entities	914	916	914	917	916
Non current assets of discontinued operations	169	168	52		171

	23,977	23,929	23,595	23,275	25,322

Real Estate and Related Assets
Cash and short-term investments	39	36	13	20	286
Receivables, less allowances	143	141	145	144	42
Real estate in process of development and for sale	1,341	1,590	1,636	1,449	1,055
Land being processed for development	1,298	1,282	1,355	1,365	1,037
Investments in unconsolidated entities, less reserves	60	66	74	72	61
Other assets	353	420	422	423	296
Assets not owned, consolidated under FIN 46R	170	154	132	151	130

	3,404	3,689	3,777	3,624	2,907

Total assets	$27,381	$27,618	$27,372	$26,899	$28,229

Liabilities and Shareholders’ Interest

Weyerhaeuser
Current liabilities:
Notes payable and commercial paper	$1	$2	$222	$72	$3
Current maturities of long-term debt	693	551	492	494	381
Accounts payable	1,181	1,210	1,142	1,048	1,227
Accrued liabilities	1,252	1,326	1,098	1,515	1,622
Liabilities of business held for sale	19	15	14	—	22

Total current liabilities	3,146	3,104	2,968	3,129	3,255
Long-term debt	6,938	7,075	7,082	7,069	7,404
Deferred income taxes	3,998	3,909	3,848	3,691	4,032
Deferred pension, other postretirement benefits and other liabilities	1,651	1,674	1,628	1,891	1,591
Liabilities (nonrecourse to Weyerhaeuser) held by special purpose entities	763	765	762	765	764
Non current liabilities of discontinued operations	3	4	4		3

	16,499	16,531	16,292	16,545	17,049

Real Estate and Related Assets
Notes payable and commercial paper	63	125	385	—	3
Long-term debt	878	628	601	606	851
Other liabilities	568	707	766	606	417
Liabilites not owned, consolidated under FIN 46R	144	127	107	115	109

	1,653	1,587	1,859	1,327	1,380

Total liabilities	18,152	18,118	18,151	17,872	18,429
Shareholders’ interest	9,229	9,500	9,221	9,027	9,800

Total liabilities and shareholders’ interest	$27,381	$27,618	$27,372	$26,899	$28,229

PRELIMINARY RESULTS SUBJECT TO AUDIT

STATEMENT OF CASH FLOWS
SELECTED INFORMATION (unaudited)
(in millions)

	Q1		Q2		Q3		Q4		Year-to-date
	March 26,	March 27,	June 25,	June 26,	Sept. 24,	Sept. 25,	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
(Weyerhaeuser only, excludes Real Estate & Related Assets)
Net cash from operations	$(209)	$(203)	$565	$723	$102	$452	$771	$648	$1,229	$1,620
Cash paid for property and equipment	$(182)	$(117)	$(184)	$(196)	$(173)	$(220)	$(273)	$(310)	$(812)	$(843)
Cash paid for timberlands reforestation	$(12)	$(12)	$(9)	$(6)	$(6)	$(6)	$(10)	$(8)	$(37)	$(32)
Cash received from issuances of debt	$—	$—	$—	$1	$3	$—	$1	$172	$4	$173
Revolving credit facilities, notes and commercial paper borrowings, net	$(68)	$19	$19	$23	$195	$(40)	$(95)	$73	$51	$75
Payments on debt	$(158)	$(404)	$(10)	$(206)	$(58)	$(986)	$(5)	$(582)	$(231)	$(2,178)
Proceeds from the sale of operations	$—	$—	$—	$1,107	$187	$—	$86	$102	$273	$1,209
Repurchases of common stock	$—	$—	$—	$—	$(332)	$—	$(340)	$(11)	$(672)	$(11)
PRELIMINARY RESULTS SUBJECT TO AUDIT